November 2, 2024

Fen "Eric" Zhang
Chief Executive Officer
Columbus Acquisition Corp/Cayman Islands
c/o Robinson & Cole LLP
Chrysler East Building
666 Third Avenue, 20th Floor
New York, NY 10017

       Re: Columbus Acquisition Corp/Cayman Islands
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 3, 2024
           CIK No. 0002028201
Dear Fen "Eric" Zhang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 3, 2024
Facing page

1. We note your response to prior comment 1. However, we continue to note that disclosure regarding your agent for service is still incomplete. Please revise to disclose the name and the address of your agent for service. The identification of agent for service is a requirement of Form S-1.
 November 2, 2024
Page 2

Cover page

2.     Please state whether the compensation may result in a material dilution of the
       purchasers    equity interests. See Item 1602(a)(3) of Regulation S-K.
Summary, page 1

3. We note your response to prior comment 12. Outside of the table on page 4, please expand your disclosure about how compensation and securities issuance may result in a material dilution of the purchasers' equity interests. For example, we note your disclosure on page 3 that "[u]p to $3,000,000 in working capital loans may be convertible into private units at a price of $10.00 per unit." See Item 1602(b)(6) of
       Regulation S-K.
We may be forced to liquidate if we cannot complete our initial business combination with the allotted time, page 12

4. While we note your response to prior comment 10, we do not find it responsive to the comment. We note that you may extend such period by holding a shareholder meeting
       to seek shareholders    approval for an amendment to the then existing
memorandum
       and articles of association, as amended, to modify the amount of time or substance you have to consummate an initial business combination. Please revise your disclosure here in the "Summary" section to disclose "any limitations" on extensions,
       "including the number of times" you can seek an extension. See Item 1602(b)(4) of
       Regulation S-K.
Risk Factors
You may face significant dilution to the implied value of your public shares prior to . . . , page 60

5. We note your response to prior comment 15 and your removal of discussion about
       "anti-dilution" from previous page 58. However, your disclosure on page 60 still describes "certain anti-dilution exceptions." Please revise to clearly state whether there are any anti-dilution provisions in connection with the insider shares.
Dilution, page 113

6. We note your response to prior comment 20 and revised disclosure that redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted.
Please
       amend your tabular dilution disclosure to provide quartile intervals based on percentages of such maximum redemption threshold, not based on absolute percentages of shares issued in connection with your offering; refer to
Item 1602(a)(4)
       of Regulation S-K. In addition, update such amounts throughout your prospectus accordingly, as the disclosure on page 14 does not appear to reflect the maximum redemption limitation.
7. We note your revised disclosures in response to prior comment 20. Please further revise your dilution disclosure to fully comply with Item 1602(c) of Regulation S-K.
           Present tabular disclosure in quartile intervals based on percentages of maximum redemption threshold to include the following:
 November 2, 2024
Page 3

            o the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted;
            o the number of shares used to determine net tangible book value per share, as adjusted; and
            o any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted;
             Outside of the table, describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted.
           Additionally, provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.
Proposed Business
Permitted Purchases of our Securities, page 130

8. We note your response to prior comment 21. To the extent that you rely on Tender
       Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01, please revise to ensure that all requisite representations are disclosed. Please contact William Demarest at 202-551-3432 or Mark Rakip at
202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Ze'-ev D. Eiger, Esq.